Exhibit 21.1

Subsidiaries of the Registrant as of December 31, 2003

Name	Jurisdiction

Sequenom-Gemini, Ltd.	England and Wales

Gemini Genomics, (UK) Ltd.	England and Wales

Gemini Genomics, Ltd.	England and Wales

Sequenom GmbH	Germany